Exhibit 99.1

Blue Gold CEO Transitions to 100% Equity Compensation, Strengthening Alignment with Shareholders and Demonstrating Confidence in Long-Term Value

NEW YORK, NY, April 7, 2026 /PRNewswire/ — Blue Gold Limited (Nasdaq: BGL) (“Blue Gold” or the “Company”), a next-generation gold development and technology company, today announced that its Board of Directors has approved a revised compensation structure for Chief Executive Officer Andrew Cavaghan, transitioning his compensation to be entirely stock-based.

Under the new arrangement, Cavaghan voluntarily elected to forgo cash compensation, including base salary and incentive compensation previously valued at approximately $2.25 million per annum, in exchange for a long-term equity package. The stock award consists of a combination of unrestricted and time-based and performance restricted shares, with a current aggregate value of less than $3 million based on recent trading levels.

The revised structure directly aligns the CEO’s compensation with long-term shareholder value creation. A significant portion of the equity award is subject to multi-year vesting and performance conditions tied to share price appreciation. To fully realize the value of the compensation foregone, the Company’s share price must reach levels significantly above current trading levels, with meaningful value creation occurring only if the stock materially appreciates over time.

“I strongly believe in the underlying value of Blue Gold and the significant disconnect between our current market valuation and our asset base and strategic positioning,” said Cavaghan. “Transitioning to 100% equity compensation reflects my conviction in the Company’s future and my commitment to long-term value creation for shareholders. This structure ensures that my incentives are fully aligned with investors — I only benefit if our shareholders benefit, and that outcome is tied to meaningful appreciation in our share price over the coming years.”

Long-Term Commitment and Performance Orientation

The equity package is designed to tightly align the CEO’s economic outcome with long-term shareholder returns, with vesting extending through December 31, 2029 and requiring continued service without cash compensation. A significant portion of the award is performance-based and tied directly to sustained share price appreciation, such that value is realized only through meaningful stock price gains. The structure implies an approximate breakeven at $25 per share, with full upside requiring a share price of $35 or higher, underscoring strong confidence in the Company’s long-term trajectory.

Preserving Cash and Strengthening Capital Discipline

The transition to equity-based compensation is expected to preserve significant cash resources, further strengthening the Company’s balance sheet and enabling disciplined capital allocation toward its core strategic priorities, including advancing the Bogoso Prestea asset and arbitration process, scaling its gold trading and tokenisation platform, and supporting operational readiness for future production.

“This decision reflects a disciplined approach to capital allocation and a focus on long-term value creation,” added Cavaghan. “We are prioritizing investment into the opportunities we believe will drive the greatest returns for shareholders, while ensuring my incentives remain fully aligned with that outcome.”

About Blue Gold Limited

Blue Gold Limited (Nasdaq: BGL) is a next-generation gold development company focused on acquiring and aggregating high-potential mining assets across strategic global jurisdictions. The Company’s mission is to unlock untapped value in the gold sector by combining disciplined resource acquisition with innovative monetization models, including asset-backed digital instruments. Blue Gold is committed to responsible development, operational transparency, and leveraging modern financial technologies to redefine how gold is produced, accessed, and owned in the 21st century.

Blue Gold prioritizes growth, sustainable development, and transparency in all our business practices. We believe that our commitment to responsible mining will enable us to create value for our shareholders while minimizing our environmental footprint.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the safe harbor for forward-looking statements provided by Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on these forward-looking statements, which are current only as of the date of this press release. Each of these forward-looking statements involves risks and uncertainties. Important factors that could cause actual results to differ materially from those discussed or implied in the forward-looking statements include, but are not limited to: general economic or political conditions; negative economic conditions that could impact Blue Gold Limited and the gold industry in general; reduction in demand for Blue Gold Limited’s products; changes in the markets that Blue Gold Limited targets; and any change in laws applicable to Blue Gold Limited or any regulatory or judicial interpretation. As a result, we cannot assure you that the forward-looking statements included in this press release will prove to be accurate or correct. These and other important factors and risks are discussed in Blue Gold Limited’s shell company report on Form 20-F, filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 1, 2025, and other filings with the SEC. In light of these risks, uncertainties, and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results, and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. Except as required by applicable law, we do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events, or otherwise. For more information regarding Blue Gold Limited, please visit https://bluegoldmine.com.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption.

For Further Information Contact:

Dave Gentry

RedChip Companies, Inc.

1-800-REDCHIP (733-2447)

1-407-644-4256

BGL@redchip.com